July 30, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3010

Attn.:                      Tom Kluck, Legal Branch Chief

Re:	Florham Consulting Corp.
Amendment No. 3 to Preliminary Information Statement on
Schedule 14C
File No. 000-52634
Filed April 21, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Preliminary Information Statement on Schedule 14C of Florham Consulting Corp. (the “Company”) by letter dated May 11, 2010 to Mr. Joseph J. Bianco, the Company’s Chairman and Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

General

1.	Comment:

We note your response to comment 3 of our letter dated March 29, 2010.  We note that you have incorporated by reference certain disclosure.  Please note that you may not incorporate certain disclosure by reference if disclosure is required by Item 14.  Please refer to Item 13(c) of Schedule 14A.  Please revise your proxy statement, as appropriate, to include disclosure, both prior to and after the merger, which is responsive to Item 13 of Schedule 14A, for you and the target company.

Response:

The Company has revised its Preliminary Information Statement on Schedule 14C to include disclosure, both prior to and after the merger, in accordance with Item 13 of Schedule 14A, for the Company and each of the target entities.

2.	Comment:

We note your response to comment 4 of our letter dated March 29, 2010.  Please revise to provide the required disclosure, both prior to and after the merger, which is responsive to Item 14 of Schedule 14A, for you and the target company.  Please note that you may only incorporate by reference information that is required by paragraph (c) of Item 14 and as permitted under Item 14(e)(1) and (2) of Schedule 14A.  Please revise accordingly or advise.

Response:

The Company has revised its Preliminary Information Statement on Schedule 14C to include disclosure, both prior to and after the merger, in accordance with Item 14 of Schedule 14A, for the Company and each of the target entities.

  *   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO

cc:           Stacie Gorman